                      -SECURITIES AND EXCHANGE COMMISSION-
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      Alliance Atlantis Communications Inc.
                      -------------------------------------
                                (Name of Issuer)

                              Class A Voting Shares
                              ---------------------
                         (Title of Class of Securities)

                                     01855R
                                     ------
                                 (CUSIP Number)

                  Fasken Campbell Godfrey, c/o Peter S. Ascherl
                Suite 4200, Toronto Dominion Bank Tower, Box 20,
                Toronto-Dominion Centre, Toronto, Canada M5K 1N6
                                 (416) 366-8381
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               December 31, 1999
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01855R                      13D                      Page 1 of 7 Pages

==================================================================================================================================
       1)          Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                         CAN-KKU GbR
----------------------------------------------------------------------------------------------------------------------------------
       2)          Check the Appropriate Box if a Member of a Group  (See Instructions)

                         (a)
                         (b)      X
----------------------------------------------------------------------------------------------------------------------------------
       3)          SEC Use Only
----------------------------------------------------------------------------------------------------------------------------------
       4)          Source of Funds (See Instructions)

                   BK
----------------------------------------------------------------------------------------------------------------------------------
       5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------------------
       6)          Citizenship or Place of Organization

                         Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------------------
          Number             (7)     Sole Voting Power:
            of
          Shares                           None
         Owned by            -----------------------------------------------------------------------------------------------------
           Each              (8)     Shared Voting Power:
         Reporting
        Person with                        None
                             -----------------------------------------------------------------------------------------------------
                             (9)     Sole Dispositive Power:

                                           None
                             -----------------------------------------------------------------------------------------------------
                             (10)    Shared Dispositive Power:

                                           None
----------------------------------------------------------------------------------------------------------------------------------
       11)         Aggregate Amount Beneficially Owned by Each Reporting Person

                         None
----------------------------------------------------------------------------------------------------------------------------------
       12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
                   (See Instructions)
----------------------------------------------------------------------------------------------------------------------------------
       13)         Percent of Class Represented by Amount in Row (11)

                          N/A
----------------------------------------------------------------------------------------------------------------------------------
       14)         Type of Reporting Person (See Instructions)
                          PN
==================================================================================================================================

ITEM 1              SECURITY AND ISSUER.


                    The title of the class of equity securities to which this statement relates is:

                           462,842 Class A Voting Shares (the "Shares") of Alliance Atlantis Communications Inc. (the "Issuer")

                           Cdn.$8,794,000 principal amount of 6.50% Convertible Unsecured Subordinated Debentures (the "Debentures") due April 5, 2002 (immediately convertible into 462,842 Class A Voting Shares of the Issuer)

                    The name of the Issuer and the address of its principal executive offices are:

                           Alliance Atlantis Communications Inc.
                           121 Bloor Street East
                           Suite 1500
                           Toronto, Ontario
                           M4W 3M5

ITEM 2              IDENTITY AND BACKGROUND.


                    (a) - (c) and (f):


                    CAN-KKU GbR ("CAN-KKU") is a general partnership formed under the laws of the Federal Republic of Germany and has a principal business address of 35 Schwere-Reiter-Strasse Geb. 14, Munich, Germany, D80797. The principal business of CAN-KKU is to serve as a holding entity for investing in the Issuer. CAN-KKU is controlled by three principals.


                    CAN-KKU presently has no directors, executive officers or management board members. Provided below are the names of the three principals controlling CAN-KKU.

                                                                                     Present and Principal
                    Name                         Business Address                    Occupation or Employment
                    ----                         ----------------                    ------------------------
                    Rainer Kolmel                35 Schwere-Reiter-Strasse,          Chairman, Kinowelt Medien AG
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797

                    Eduard Unzeitig              35 Schwere-Reiter-Strasse,          Chief Financial Officer, Kinowelt
                                                 Geb. 14                             Medien AG
                                                 Munich, Germany
                                                 D80797

                    Michael Kolmel               35 Schwere-Reiter-Strasse, Geb. 14  Chairman, Kinowelt Medien AG
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797

                    (d) - (e)


                    During the last five years, neither the Reporting Person, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                    The aggregate purchase price for the Shares and the Debentures was Cdn.$25,919,152. The funds used by CAN-KKU in such purchase were borrowed from a bank in its ordinary course of business.

ITEM 4.             PURPOSE OF TRANSACTION.


                    The purpose of the transaction was to dispose of all of CAN-KKU's interest in the Issuer

                    Further to its original intent as disclosed in items 4 and 6 of CAN-KKU's initial Schedule 13D dated September 14, 1999, CAN-KKU has transferred the Shares and the Debentures to Kinowelt Medien AG, a German corporation.


ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

                    On December 31, 1999, CAN-KKU ceased to own any securities of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                    None

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.


                    Exhibit A         Loan Agreement dated September 13, 1999
                                      between CAN-KKU and BHF-Bank
                                      Aktiengesellschaft

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2000

CAN-KKU GBR
By

------------------------------------

/s/ EDUARD UNZEITIG
------------------------------------
Eduard Unzeitig

------------------------------------
Partner

                                                                       Exhibit A


Translation

COPY

Confidential
------------

CAN-KKU GbR
Schwere-Reiter-Str. 35/Geb. 14
80797 Munchen



                                   13.09.1999


CONFIRMATION OF CREDIT

Dear Sirs,

We make reference to our conversations with you and are pleased to confirm that we are prepared to provide CAN-KKU GbR, whose partners are Dr. Michael Kolmel, Dr. Rainer Kolmel and Eduard Unzeitig, credit in the amount of

                                 DM 33,500,000
     (IN WORDS: GERMAN MARKS THIRTY-THREE MILLION, FIVE HUNDRED THOUSAND)

subject to the following terms and conditions:

I.   TERM

The credit term shall end on December 15, 1999.

II.  PURPOSE

The credit shall be used for the purpose of acquiring 462,842 voting shares (Class A Voting Shares) of Alliance Atlantis Communications Inc., Toronto/Canada ("AACI") and debentures of AACI ($8,794,000 principal amount of 6.50% convertible unsecured subordinated debentures) including accrued interest pursuant to the purchase agreement dated September 3, 1999 between CAN-KKU GbR and AACI. The payment of the purchase price shall be made against delivery of the purchased securities to the law firm of Fasken Campbell Godfrey, Toronto/Canada, which will hold such securities in trust.

III. CREDIT AVAILABILITY

Utilization of the credit can be made in the following manner:

- cash drawdowns;
- EURIBOR loans with a term of one, two or three months provided that the term does not extend beyond December 15, 1999

BHF-Bank Aktiengesellschaft
Munich Branch

Page 2 of the confirmation of credit letter dated September 13, 1999 to CAN-KKU GbR

IV.  CONDITIONS

If drawdowns are made through cash withdrawals, interest is will be payable at a rate of [*] per year payable monthly not in advance. We reserve the right to adjust this interest rate for changes which occur in the money market and capital markets.

The initial effective rate of annual interest for this line of credit is [*].

If drawdowns are made through EURIBOR loans, then the interest rates will be determined two business days before the drawdown/renewal date. The basis shall be the appropriate interbank rate (EURIBOR) plus a margin of [*] per year.
The interest rate for EURIBOR loans is payable at the end of the applicable interest period.

CAN-KKU GbR shall pay,in respect of the available line of credit which is not used, for the period beginning on the execution of this agreement and ending at the end of the term, a standby fee of [*] per year, payable each calendar quarter not in advance which is payable when the loan becomes due.

Administrative costs in the amount of DM [*] are payable at the end of the term and will be deducted from account number 55312813 at the BHF-Bank.

V.   SECURITY

In addition to our general conditions of credit, the following shall secure the credit provided hereunder:

- the securities being purchased by CAN-KKU GbR which, as a result of a joint direction by CAN-KKU GbR and the BHF-Bank, are being held, in trust, by Fasken Campbell Godfrey, Barristers & Solicitors, Toronto/Canada, pursuant to the attached separate pledge agreement (pledge agreement to add to the pledge rights provided for in the general business conditions)
- deposit number 55310304 of Dr. Michael Kolmel (representing a minimum of [*] shares of [*] pursuant to the attached, separate pledge agreement;
- deposit number 55310585 of Dr. Rainer Kolmel (representing a minimum of [*] shares of [*] pursuant to the attached, separate pledge agreement;
- deposit number 255308076 of Mr. Eduard Unzeitig (representing a minimum of [*] shares of [*] pursuant to the attached, separate pledge agreement;

The deposit accounts will be suspended for the term of the credit period.

VI.  PRECONDITIONS FOR MAKING THE CREDIT AVAILABLE

Preconditions for the payment of the committed credit facility is the due execution of this agreement, the attached waiver as well as the pledge agreements.

BHF-Bank Aktiengesellschaft
Munich Branch

* Material omitted and filed separately pursuant to a request for confidential treatment.

Page 3 of the confirmation of credit letter dated September 13, 1999 to CAN-KKU GbR

VII.  ADDITIONAL CONDITIONS
- Pursuant to section 18 of the loan statute, a borrower is obliged to disclose its financial position to the lender. As a result, the partners of GbR undertake to forward to the bank documentation necessary to disclose their personal income and net worth amounts.
- The partners of the borrower agree to be joint and severally liable for the obligations arising under this agreement.

In addition, pursuant to the credit agreement dated August 6, 1999 we are obliged to provide you with a line of credit in the amount of DM [*].

We are please to be able to provide you with the foregoing credit and request that you confirm your agreement with the contents of this letter by executing a copy of this letter and returning the same to us.

Kind Regards                       We agree with the contents of this letter:

                                   Munich, September 13, 1999
BHF-Bank Aktiengesellschaft
Munich Branch
                                   /s/ Dr. Michael Kolmel
                                   -----------------------------------------
                                   Dr. Michael Kolmel

by:  Salven         Friedel        /s/ Dr. Rainer Kolmel
                                   -----------------------------------------
                                   Dr. Rainer Kolmel

                                   /s/ Eduard Unzetig
                                   -----------------------------------------
                                   Eduard Unzetig

Enclosures
----------
Duplicate copies of a confirmation that the bank has advised the client of its right to cancel the credit within the statutory period four pledge agreements (two copies of each) each with two copies of a confirmation that the bank has advised the client of its right to cancel the credit within the statutory period

* Material omitted and filed separately pursuant to a request for confidential treatment.